SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 15, 2012

Date, Time and Place: August 15th, 2012, at 06:00pm, at the Meeting Room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), located on Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 15, Jardim Aeroporto, São Paulo/SP. Attendance: All the members of the Board of Directors. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Presiding Board of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, who invited me, Henrique Constantino, to act as Secretary of the Meeting. Agenda: To pass resolutions on the following matters: (a) to accept the resignation of the current Chief Financial Officer of the Company, Mr. Leonardo Porciúncula Gomes Pereira; (b) to accept the resignation of Mr. Leonardo Porciúncula Gomes Pereira as member of the Financial Policies Committee, the Risk Committee, and the Sub-Committee for Accounting and Tax Policies and Financial Statements of the Company; and (c) the election of Mr. Edmar Prado Lopes Neto, to be the member of the Financial Policies Committee, the Risk Committee, and the Sub-Committee for Accounting and Tax Policies and Financial Statements of the Company. VI. Resolutions: After the necessary explanations were provided, the following acts were approved by unanimous vote: (a)  the resignation of the current Chief Financial Officer of the Company, Mr. Leonardo Porciúncula Gomes Pereira, due to his being appointed by Finance Minister, Mr. Guido Mantega, to the office of President of the Brazilian Securities and Exchange Commission (“CVM”), pursuant to the Relevant Facts disclosed by the Company on this date and on July 19th, 2012; (b)  the resignation of Mr. Leonardo Porciúncula Gomes Pereira as member of the Financial Policies Committee, the Risk Committee, and the Sub-Committee for Accounting and Tax Policies and Financial Statements of the Company; and (c)  the election of Mr. Edmar Prado Lopes Neto, Brazilian, married, engineer, bearer of Identity Card RG nº 04.066.178-7, issued by the IFP/RJ and enrolled with the CPF/MF under nº 931.827.087-91, domiciled at Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 15, Jardim Aeroporto, São Paulo/SP, to be the member of the Financial Policies Committee, the Risk Committee, and the Sub-Committee for Accounting and Tax Policies and Financial Statements of the Company from this date until the next elections of the Committees of the Company. Closing of the Meeting and Drawing-up of the Minutes: After the floor was offered to whom might wish to use it, and since nobody did so, the meeting was closed for the necessary time for the drawing-up of these minutes, and upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

São Paulo, August 15, 2012.

____________________________________ Constantino de Oliveira Júnior Chairman	_________________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.